August 13, 2009

VIA EDGAR
Pamela A. Long, Assistant Director
Division of Corporation Finance
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Washington, D.C. 20549-4631

Re:	Charmed Homes Inc.
Pre-Effective Amendment 2 to Registration Statement on Form S-4
Filed August 5, 2009
File No. 333-159272

Dear Ms. Long:

This letter has been prepared in response to your request for Charmed Homes Inc. ("Charmed" or the "Company") to respond to the comments of the United States Securities and Exchange Commission (the "SEC" or the "Commission") as memorialized in your August 12, 2009 letter to the undersigned (the "Comment Letter") concerning the above-referenced Registration Statement on Form S-4 (the "Registration Statement."), which was filed by Charmed as a result of its proposed merger with IntelaSight, Inc. ("Iveda").

On Friday, August 14, 2009, the Company will file its 424B prospectus for the Registration Statement, which was declared effective by your office on August 12, 2009.

General

COMMENT 1:	Refer to prior comment 1. Also file Annex D. We note the disclosure on page 39 that the amendment to Charmed's articles of incorporation is attached as Annex D.

RESPONSE:	All four annexes will be filed with the prospectus to be filed on August 14, 2009.

Application of Critical Accounting Policies, page 68

COMMENT 2:
We have read your response to prior comment 6. You state that in future filings you will explain the nature of the leased assets and expand disclosure of your impairment considerations. However, this disclosure should have been provided in your amended Form S-4 filed on August 5, 2009.  In your next amended filing, please explain the nature of the leased assets and expand disclosure of your impairment considerations.

RESPONSE:	As discussed by phone with the accounting examiners, we will provide the requested expanded disclosure of the nature of the leased assets and impairment considerations in future filings.

Note I — Summary of Significant Accounting Policies, page F-8

Cash and Cash Equivalents, page F-9

COMMENT 3:
We have read your response to prior comment 6. Please amend your cash policy disclosure to state, if true, that you classify cash equivalents with a maturity date of three months or less as cash. Furthermore, you state that in future filings and financial statements you will disclose that debt instruments (rather than all instruments) with original maturity dates of three months or less will be reported as cash equivalents. Please advise or revise.

RESPONSE:
In future filings, we intend to state that we consider all instruments with original maturity dates of three months or less to be cash equivalents.  In addition, we have classified certain risk-free CDs that Iveda no longer holds as cash rather than cash equivalents – in the event that we in the future have comparable instruments we will provide disclosure of our classification of these instruments.

In connection with our response to your inquiry, both Charmed and Iveda acknowledge that:

•	Charmed and Iveda are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	Charmed and Iveda may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this Response Letter, please contact Ian Quinn at (403) 831-2202 and David Ly at (480) 307-8708.

Very truly yours,

/s/ Ian Quinn
Ian Quinn
CEO, Charmed Homes Inc.

/s/ David Ly
David Ly
CEO, IntelaSight, Inc.

CC:	Stephen R. Boatwright, Esq.
(via fax – 602-248-2822)
Conrad C. Lysiak, Esq.
(via fax – 509-747-1770)